January 26, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities
Rahul K. Patel, Staff Attorney

Re:	Progreen US, Inc.
Registration Statement on Form S-1
File No. 333-213406

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Progreen US, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 11:00 a.m., Eastern Standard Time, on Tuesday, January 31, 2017, or as soon thereafter as practicable. The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request supersedes and replaces the acceleration request letter filed by the Registrant on January 6, 2017.

We respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Michael Paige, Esq., via facsimile at (202) 457-1678.

Best Regards,

PROGREEN US, INC.

/s/ Jan Telander
Jan Telander
Chief Executive Officer